 Exhibit 99.8

Transcript of Question and Answer Session with Presidents

Analyst Meet 2016

August 26, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer and Managing Director

Ravi Kumar S

President, Chief Delivery Officer

Sandeep Dadlani

President, Global Head -- Manufacturing Retail, CPG & Logistics

Mohit Joshi

President, Head -- Financial Services

Participants

Ravi

Elara

Sandeep

Edelweiss

Ankur

CLSA

Moderator

Folks, just a quick announcement about the post lunch session. So, there is swop in the two sessions after lunch. After we convene from lunch, we will first have the Open House Session involving Vishal, Pravin, Ranga and the Presidents. Subsequently, we will have the demos. And after that we will move out for visits to the kiosks and the booths. We have 15 minutes before we break for lunch and any questions with the Presidents. The floor is open to you.

Ravi

Hi, this is Ravi from Elara. I had a question about your new sales for the new services. I wanted to understand how are you incentivizing them? This is a sales overly team or do they have specific targets?

Mohit Joshi

Yes. So, let me answer this first then we will go to Sandeep. So, in a sense they do have targets, even overlay teams have targets and it is not one team that would, let's say, be covering Skava, Mana, Panaya, everything else, they are individually components. The idea, though, was that if you look at our traditional sales person, if you look at our sales person, I mean, they are very smart, they have very strong relationships but they are trying to sell multiple service lines. So, there is need for a team where this expertise is housed, most of our sales also is vertical but for a number of the new offerings, we have seen used cases across industries. So, we really wanted to create this team that was effectively horizontal and vertical at the same time and that is able to bring the best of used cases from, let's say, retail to banking clients and from manufacturing to, let's say, clients in the pharma business. So, it is both vertical and horizontal. The vertical alignment is certainly there because the industry specific expertise is needed. And like all sales people they are obviously measured by numbers also.

Sandeep Dadlani

Yes, well said Mohit. The only thing to add is these new sales are very different in nature, the pitch is different, the agility, the licensing, the contracting, the revenues, the pricing, all this needs a different set of expertise. You do not expect a typical client partner or a client sales guy who is thinking about 40 service lines to think about focusing on these things. So, a Skava sales guy has to now take every digital proposal in the company and ask why not Skava, which is a very different lens versus the other the vertical sales guys this one. So this new sales team is small, but very focused, razor sharp, goaled completely on new sales and their aim is to spread the company with new offerings and infiltrate new offerings into almost every deal, Renew or New in the company.

Ravi

Just a follow-up to that, you spoke about how they have target. From how I understand is some of the software reduces the contract value of what it would have been if it were done without the software. So, how do you incentivize your sales team to collaborate with this new software?

Mohit Joshi

Sure. So, look I think if you are looking in a situation where the nature of the whole industry is transforming because of automation, one is a question when you are bidding for a new client there, obviously, it is very clear that you bring a software plus services component. But in the long run, even if you are looking at an existing book of business, I think our sales people are smart enough to realize that if you do not cannibalize your own business early enough, right, if you do not give the clients the benefits that they are seeing in the market share that are coming from AI and automation then somebody is going to come and eat all of your lunch. So, you might as well try grab as much of it as you can. And I believe that is exactly the mindset that our sales people need, which is, if this is the opportunity to do the right thing by our clients, and also the right thing by Infosys, then they will use it.

Sandeep Dadlani

Yes. And would it not be wonderful to win a $100 deal actually when only $80 of that but make more margins on that, there is no competition then. That would be the ideal goal and that is what we are striving towards, making it more competitive and more profitable. If we can achieve both those goals, that is the ideal sale. Many situations now, instead of the entire service line becoming a sticky point for the client to stick with us, Mana the platform becomes a sticky point around which the client says I need to renew with Infosys because they have Mana and that makes a lot of sense.

Sandeep

Sandeep here from Edelweiss.

Mohit Joshi

Yes, hi, Sandeep.

Sandeep

Sir, one data point which we see on your numbers, if you see is that the number of mn dollar clients have gone up approximately same number in absolute terms as it was FY 2015 versus FY 2014. But if you see the average spend has gone up from the top client. So, the question here is, so are you thinking that it will be a strategy to focus more on the farming side, basically you are trying to create more stickiness and generate more revenue from the same client. In the sense, revenue per client or client productivity you are trying to achieve more versus going for new client. So, is that the strategy or it is just something which has happened?

Mohit Joshi

So look, I mean, that is something that repeat business or revenue per client is something that we always track very closely. And it is very important for us, given that in the history of the company, I mean, I guess all three of us joined way back in 2000 and since then the percentage of repeat business has always been 95% plus, right. So, existing clients have given us most of our business. That does not mean that we are not focused on new clients, we have clearly identified must have clients for each vertical and for each geography and we are very focused on going after that. The point though is that, I spoke about our large clients and the fact that on an average they will be spending well over $1 bn in technology every year. Our share even with the number that you saw was around $200 mn. So, we still have a huge amount of headroom for growth in our existing clients and we are very focused on that.

Vishal Sikka

And just to add to that, our endeavor is not to grow by, for the lack of a better word, scavenging around other deals but by elevating the conversations where we have these large deep relationships, multi-year relations, some of this our multi-decade relationships. To elevate the conversation, become more strategic as a partner and use that as the basis to grow in the account, I think that is a much more purposeful way to grow it and to bring a sense of innovation and strategic partnership into these engagements.

Ankur Rudra

Hi. Just one question for Ravi. Last year, Ravi we had a huge reorg where the delivery structure moved from being vertical to horizontal the idea was to renew the overall business skill sets. The big thing you spoke about today was blurring of these service lines.

Ravi Kumar S

Yes. So, when I say blurring of the service lines, what I meant was consumption of those services when you take it to a client will continue to blur. Building competencies could still remain very service line centric, you could build competencies in application development, on business process management, on infrastructure services and to build those capabilities and competencies you still need a service line, because that is the way to build a capability. However, when you consume it, the power of that consumption is going to come from integrating the service lines together. Actually, that is how it is going to be in the future. Which means you still need to create an operating model where service lines can come together seamlessly and deliver those services. So, you still need that but I do not think you need to break the service lines and push it back into the verticals. There would be a point of time when it would make sense, but right now as I see it, the horizon structure was really the reason why we catalyzed growth in the last two year, last 18 months since we started to put up this structure.

So, when we originally put this structure in there were advantages of this structure and there were disadvantages of this structure, and one of the disadvantages of the structure we are in is how do you keep the speed and agility at the same level as your previous one, because the previous one was built on agility. When you have an all-encompassing industry vertical cutting across with all the service lines in it, it gives you speed and agility. How do you actually still not have a blind spot on that and ensure that there is agility in the structure? So we made some interventions in our way as we put this structure in. We have a delivery partner, a concept of a delivery partner who actually stitches all the service lines together and brings a coherent story for our clients and creates an integrated delivery for the clients. So, that structure we are strengthening on an ongoing basis. So, that the solutioning, the go-to-market, working with the clients together, all of that is intact.

The other interventions we are doing to ensure that you bring on single phase to a client and you bring one single phase to a solution, but the horizontal structure by itself is built for scale and differentiation. And those principles do not change for us, this gives us massive scale, it gives us a great opportunity to build stuff in a consolidated way and execute them in a federated way. All the initiatives we ran, I believe the construct was a great catalyst for it because we were able to build it in one place and deliver it to all the industry. Our belief for the future is services should have a desirability to be consumed by the industries and that can happen if you can actually create differentiation, and differentiation would mean you need a horizontal structure. So, the structure for now looks good. I have my job.

Ankur Rudra

Sorry, just one quick point. Sandeep, you highlighted that the ideal deal would be where, and I think even Vishal said, that you elevate the conversation. And I guess what you want to get to is, soul sourcing most of your work. If you can give us any success of how much success you have seen getting more soul source as part of your large deals or in terms of conversion with the last couple of years?

Sandeep Dadlani

I think in every large deal we pitch today, whether it is in an existing client or a new client, Ravi’s team, Sudhir’s team, the Mana team, etc., work hard on figuring out how much value can be unlock by Mana. First, within the deal. Second, outside the deal in the enterprise that we are pitching into, across the enterprise not just the portion that Infosys is bidding on. Once that value is uncovered, we figure out how that value can be articulated to the client, how the deal can be made more competitive, how we can perhaps increase our profitability on the deal and how we can elevate the conversation to a very strategic level with the client.

Let me give you an example, most large deals come to you and say I have 3,000 people and we need to ramp up with you in an on-site off-shore model. What we start thinking about is how much data does this company actually have, how do they use their data and now can they capture 100 times that data from their customers, products, etc., and start driving more value in their business. Then we from that point start constructing, this is an elevated conversation, it immediately catches the eye of the CXOs who are reading the executive summaries, who are understanding the proposition. And in many of the recent cases Vishal has been invited to speak to boards of our clients saying this is a different conversation altogether, this is no longer that large deal, this is a completely elevated conversation, talk to us about the larger vision. The large deal itself is easier to win because, as I said, it is more competitive and more profitable and that is reflected in the large deal wins and perhaps more so as Mana gets more and more integrated into every service line.

Participant

Hi, I have a question for Ravi. Ravi, you mentioned that you have been able to take out significant amount of resources from an existing projects, though the numbers are small still they are not trivial any longer, this quarter you have said we have been able to take out 2,000 people. So my question is, what are the challenges you have in redeploying those people? Are they being redeployed? And what happens to the commercials of the contract, is it just the agreed sort of productivity benefits that are happening or these much ahead of the agreed productivity benefits that you might have promised to the clients?

Ravi Kumar S

Yes. So, what we have achieved till now is releasing people in a way that we did not look at whether they got released off-shore, they got released on -site, whether it was up of the pyramid or bottom of the pyramid. But the reality is, in the last few quarters we had a lot of people released off-shore and at the bottom of the pyramid, and that is the kind of tasks which actually go out as well. So, that does not give us a lot of upside on our revenue per person. The game we would step-up now when we start releasing people from fixed price projects on-site and we start releasing people up the pyramid, that’s when the game really makes it very interesting.

Our universe was fixed priced projects, that universe we are expanding to time and material in fixed price projects. So, if we do it on existing fixed priced projects the benefits they accrue to us. If we do it on time and material projects, we would actually renegotiate with clients, give them a fix price bid and share the gains with them. So, that is how release of people would be for existing programs. For newer projects productivity is in an upfront conversation and part of it you give it away to win the deal because you want to be competitive enough and a part of it you hold it to yourself because you want to make your margins after you win the deal, so it is a dual thing. Our endeavor is to increase the universe, the universe can only be increased if we go beyond fixed price projects, if we go to time and material projects pro-actively ourselves and actually ask for a fixed price conversion and create a win-win proposition. That is the stickiness we would create.

Now, the new aspect which has come up now is to apply this software because we have taken all the instrumentation and bundled that into an integrated platform and can apply that software to our existing run contracts, or can we apply that software to new contracts which have been in the market. If we apply to our existing run contracts, obviously we are going to share the benefits and sometimes of its fixed price we gain ourselves. But if we take it to new run contracts we have to share it with the customers. So, it is a long way to go in terms of improving revenue productivity, but it is a great start, the teams have embraced it very well. We have created a good mechanism to catalyze that within our teams because teams have to be incentivized to do this, why would you do this without even, you have to cannibalize yourself and you have to create a culture of cannibalizing yourself. So that is the stuff we are more focused on, so that this whole thing actually becomes a lot more viral, we do not want to do this as a counter to a competitive coming and asking for it, we want to do it ourselves, that is what Mohit was talking about.

Vishal Sikka

And to add to that, like Ravi said, moving up the pyramid is the key. In the near-term the challenges and the opportunities that Ravi talked about is how it will play out. If you look more over a longer-term about this idea of what happens to the people with automation, I think for the foreseeable future we would see because the productivity and the differentiation of the projects would improve we would get more such projects, so this is what both Ravi and Sandeep were also talking about and Mohit also mentioned this. So, you would expect to win more of the similar kinds of projects but execute on those with less number of people per project and because our attractiveness has increased, let us say hypothetically at some point the number of potential project runs out, I do not think this will happen any time for the foreseeable future but let us say it does, that is where the principle of coupling the automation with innovation applies that we want to elevate the people to move up the value chain, up the pyramid so that we are more innovators, if we hypothetically get to that point in the near-term when actually we all be very happy that we have such sophisticated automation that it relives us most of the mechanical work that we do.

Then we will get to the point where people are truly being leveraged for creative, innovative work and that is exactly how it should be, more and more all the mechanisable things should be automated and people should be focusing on the creating work. This is precisely why we are so focused on creating a grassroots culture of innovation on teaching people Design Thinking at a massive scale so that we can all become problem finders because more and more of the problem solving is becoming automated. So, this is the longer-term view. And the immediate view is exactly as Ravi said, that we move it broader outside the projects into time and material projects, move up the chain and create a culture of bringing in this disruption ourselves before others bring it to us.